May 8, 2019

Nadav Elituv
President
Two Hands Corporation
33 Davies
Toronto, Ontario, Canada
M4M 2A9

       Re: Two Hands Corporation
           Offering Statement on Form 1-A
           Filed April 10, 2019
           File No. 024-10985

Dear Mr. Elituv:



       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed April 10, 2019

Risk Factors
We will not have reporting obligations under Sections 13 or 15 of the Securities Exchange Act of
1934, page 18

1. We note that you voluntarily file Exchange Act reports. Please tell us whether it is your intent to transition from the filing schedule dictated by the Exchange Act to the filing schedule required by Regulation A. If so, please provide risk factor disclosure, informing investors of the consequences of the change, including reporting on a semi-annual instead of quarterly basis.
 Nadav Elituv
FirstName LastNameNadav Elituv
Two Hands Corporation
Comapany NameTwo Hands Corporation
May 8, 2019
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Dilution, page 20

2. We are unable to recompute net tangible book value per share after the offering assuming
         75%, 50% and 25% of the shares offered are sold. Please provide us with your computations net tangible book value per share after the offering assuming 75%, 50% and
         25% of the shares offered are sold. In addition, please include a comparison of the public contribution under the proposed public offering and the effective cost of officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past year. Please refer to Item 4 of Form 1-A. Description of Business
Research and Development, page 25

3. You disclose that you have not spent any funds on research and development activities since your inception. However, we note you incurred $361,200 on research and development activities during the year ended December 31, 2018. Please revise or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30

4. Since you launched your flagship application, TwoHandsAPP, in July 2018 and your phone application, Two hands Gone, in February 2019, and intend to commence your cannabis and cannabididiol (CBD) derivative business operations when the CBD license is acquired, please provide your plan of operations of these businesses for the 12 months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability must be stated. Disclosure relating to any plan must include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements or whether it anticipates it will be necessary to raise additional funds in the next six months to implement the plan of operations.
Critical Accounting Policies
Stock-Based Compensation, page 32

5. We note that you adopted ASU 2018-07 - Compensation - Stock Compensation (718) -
         Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2018.
         ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. It does not appear that
 Nadav Elituv
FirstName LastNameNadav Elituv
Two Hands Corporation
Comapany NameTwo Hands Corporation
May 8, 2019
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         your accounting policy regarding share-based payments to nonemployees complies with the Update since the fair value of share-based payments to nonemployees should be measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions to earn the right to benefit from the instruments have been satisfied. Please tell us why your accounting policy complies with the Update. Please note that this comment also applies to your accounting policy regarding stock-based compensation described in the notes to the financial statements on page 56.
Liquidity and Capital Resources, page 34

6. Please disclose whether you have entered into any agreements with your Chief Executive
         Officer, note holders, shareholders and others to loan or advance funds to you. If not, please disclose that there is no assurance that such persons will loan or advance funds to you. Please also disclose what other actions you are taking to cure your liquidity deficiency including financing transactions entered into subsequent to year-end. In addition, please revise to disclose whether you believe you have sufficient cash and other types of liquidity available to fund operations and meet your obligations on both a long-
         term and short-term basis. We would consider long-term to be greater than twelve months.
Compensation of Directors and Officers
Employment Agreements, page 39

7. Though you are a custom application development company and, potentially, a CBD oil producer, the employment agreement with your CEO engages him to provide you expertise and services related to the "staging and lighting industry." Please explain.
Security Ownership of Management and Certain Securityholders, page 41

8.       Please include footnote 5 to the chart.
Securities Being Offered
Market Price, Dividends and Related Stockholder Matters, page 44

9. We note your disclosure that you do not have an equity incentive plan. This disclosure is inconsistent with your disclosure on page 39 regarding your 2015 Stock Option Plan.
         Please revise or advise.
Financial Statements
Consolidated Balance Sheets, page 50

10. Please tell us the items and their amounts included in prepaid expenses at December 31,
         2018. In addition, please provide us with a reconcilation of the change in amounts due to related party to the net amount of advances by related party and repayments of advances to related party reflected in the consolidated statements of cash flows.
 Nadav Elituv
FirstName LastNameNadav Elituv
Two Hands Corporation
Comapany NameTwo Hands Corporation
May 8, 2019
May 8, 2019 Page 4
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General, page 54

11. Please tell us your consideration of disclosing the information required by ASC 718 with respect to your 2015 Stock Option Plan disclosed on page 39. Notes to Consolidated Financial Statements
Going Concern, page 54

12. Please disclose whether there are any written agreements regarding the commitment of your officers and directors to advance funds to cover certain operating costs and, if so, please file the agreements as an Exhibit to the filing. In addition, please describe the terms and provisions of the funding agreements.
Net Loss Per Share , page 56

13. Please also disclose common stock options and warrants excluded from the computation of diluted earning per share.
Note 3- Non-Redeemable Convertible Notes, page 57

14. It appears that the amended non-redeemable convertible notes contain a beneficial conversion feature since the instruments are convertible into common stock at your option at a fixed conversion rate of $.0001 per share, which is lower than the market value of your common stock. Please explain to us how your accounting for the beneficial conversion features comply with ASC 470-20-25, ASC 470-20-30, ASC 470-20-35 and
         470,20-40. In addition, please tell us how you determined the per-share fair market value of your common stock on the dates each of the convertible notes were amended.
15. We note that the amendments to the non-redemable convertible notes added a substantive conversion option. As such, it appears that the modifications are substantive. Please tell us how you accounted for the 2018 modifications to the non-redeemable convertible notes and why your accounting complies with ASC 470-50-40.
Recent Accounting Pronoumments, page 57

16. Please tell us why the adoption of ASU 2018-07 did not result in an adjustment to beginning retained earnings.
Note 4 - Notes Payable, page 59

17. Please provide us with a summary of the proceeds from notes payable and repayments of notes payable during the year ended December 31, 2018 which reconciles to the change in notes payable as reflected on the consolidated balance sheets.
Note 7 - Stockholders' Equity, page 60

18. Please tell us how you computed the gain or loss on the debt settlement described in the
 Nadav Elituv
Two Hands Corporation
May 8, 2019
Page 5
         third paragraph. In addition, please tell us how you determined the per-share market value of your common stock for each issuance of common stock to settle stock payables, accrued liabilities and accounts payable and for services and compensation payable to officers and consultants.
Note 8 - Subsequent Events, page 61

19. Please tell us how you intend to account for the issuance of the senior convertible note and warrants issued to FirstFire Global Opportunities Fund, LLC and the embedded conversion feature. Please refer to ASC 470 and ASC 815-40.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Bill Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact
Charlie Guidry, Staff Attorney, at 202-551-3621, or Lilyanna Peyser, Special Counsel, at 202-
551-3222 with any other questions.



FirstName LastNameNadav Elituv                                 Sincerely,
Comapany NameTwo Hands Corporation
                                                               Division of
Corporation Finance
May 8, 2019 Page 5                                             Office of
Consumer Products
FirstName LastName